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Sarah K. Solum

Davis Polk & Wardwell LLP	650 752 2011 tel
1600 El Camino Real	650 752 3611 fax
Menlo Park, CA 94025	sarah.solum@davispolk.com

CONFIDENTIAL

January 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:                             Pivotal Software, Inc.
Draft Registration Statement on Form S-1 (CIK No. 0001574135)
Submitted December 15, 2017

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (the “Company” or “Pivotal”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 11, 2018 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted December 15, 2017 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below in italics each of the comments number 1 through 32, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

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2	January 24, 2018

Prospectus Summary

The Offering, page 10

1.              Briefly describe your Automatic Conversion and Termination of Voluntary and Automatic Conversion Rights provisions that are discussed on page 115, and clarify that Dell Technologies and its affiliates may sell a controlling stake in Pivotal Software without a vote of Class A stockholders.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 10 and 11 to address the Staff’s comment.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 14

2.              Please revise footnote (1) to describe the conditions required for the automatic conversion as described on page F-27.

Response: The Company respectfully advises the Staff that the Company does not believe that the conditions required for the automatic conversion of the Company’s preferred stock into shares of common stock are relevant in the context of footnote (1) because the Company currently expects that the offering will meet at least one of the required conditions. The Company currently expects to receive aggregate gross proceeds from the offering of at least $200.0 million. Alternatively, the Company currently expects to obtain the consent of the Company’s majority stockholder, which currently beneficially owns a majority of the Company’s outstanding shares of preferred stock. The Company does not intend to have any preferred stock outstanding upon the closing of the offering. Accordingly, the Company believes disclosure of the automatic conversion in “Summary Consolidated Financial Data” is unnecessary and potentially confusing to investors.

Risk Factors

Risks Related to Our Business and Industry

Our growth is largely dependent on PCF…, page 16

3.              Revise to quantify the percentage of revenue related to PCF subscriptions and related services rather than refer to a “substantial portion” of total revenue.

Response: The Company respectfully advises the Staff that the Company manages its subscription and services business holistically and does not regularly monitor revenue by individual products and related services separately. The Company’s revenue from PCF and related services has represented a substantial majority and an increasing portion of our total revenue in each of fiscal 2016 and 2017. The Company expects over time that PCF and related services will generate the vast majority of the Company’s revenue in the future.

To address the Staff’s comment, the Company has revised the disclosure on page 17 to better characterize the Company’s focus and reliance on PCF and related services.

3	January 24, 2018

Our stock price and trading volume will be heavily influenced…, page 22

4.              You state that your remaining performance obligations disclosures are prepared on the basis of estimates that can be subject to change in the future due to events over which you have little or no control. Please explain to us what estimates were used in calculating your remaining performance obligations and how your methods for estimating this disclosure may result in inaccurate forecasts by analysts and investors.

Response: The Company respectfully advises the Staff that estimates made in preparing the remaining performance obligations disclosures include timing of revenue recognition on subscription revenue derived from balances in deferred revenue and future amounts to be invoiced under existing contracts. The likelihood of a material change in the future is remote, as the Company’s subscription arrangements are fixed and typically non-cancellable. For professional services, the Company estimates the timing of revenue based upon our contractual arrangements and historical patterns of delivery. And while the Company is disclosing its remaining performance obligations, analysts and investors may interpret the disclosure in ways the Company cannot control or anticipate. The Company has revised the disclosure on page 23 accordingly.

Because we recognize subscription revenue over the terms of our contracts…, page 27

5.              Please describe to us the type of engagements that result in professional service revenue being recognized upon completion of the contract.

Response: The Company respectfully advises the Staff that substantially all of the Company’s contracts for professional services are based upon time and materials delivery, though an immaterial amount of professional service revenue is recognized upon completion based upon hours delivered. The Company has revised the disclosure pages 28, 71 and F-13 to reflect that professional services revenue is recognized as services are performed or delivered.

We rely on contractual arrangements with our strategic partners for a significant…, page 39

6.              Transactions processed through your strategic partners under your related party agency agreements with DellEMC and VMware represented 46% of your revenue in fiscal 2016 and 44% of your revenue in fiscal 2015. Given the related party nature of these agreements, your strategic relationships with your affiliates, and the large percentage of your total revenues attributable to these agreements, please file these agreements as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company will file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K and will revise the Exhibit Index in a subsequent amendment of the Draft Registration Statement.

Third parties may seek to hold us responsible for liabilities of Dell …, page 39

7.              In this risk factor, you disclose that DellEMC and VMware have agreed to indemnify you for claims and losses relating to liabilities related to DellEMC’s and VMware’s businesses and not related to your business. Please clarify the duration of these indemnification provisions and advise whether the original contribution agreements with DellEMC and VMware are material agreements pursuant to Item 601(b)(10) of Regulation S-K. To the extent any other provisions of the original contribution agreements still materially impact Pivotal Software, please describe these provisions in your related party discussion or other appropriate areas of your prospectus.

4	January 24, 2018

Response: The Company respectfully advises the Staff that the original contribution agreements have no set term, so DellEMC’s and VMware’s indemnification obligations will continue indefinitely, except to the extent limited by law or the mutual agreement of the parties. Notwithstanding the indemnity provisions, the Company does not consider these agreements to be material under Item 601(b)(10) of Regulation S-K. In addition, the Company does not believe any of the other provisions of the original contribution agreements still materially impact the Company.

Use of Proceeds, page 48

8.              To the extent known, please provide detail regarding the purposes for which the net proceeds in this offering are intended to be used for “working capital and other general corporate purposes, including continued investments in the growth of [y]our business.” In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales and marketing efforts, increase your research and development to further develop your platform, or expand geographically. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 7, 60 and 84 you list various aspects of your growth strategy, but do not indicate how they will be funded or implemented.

Response: The Company respectfully advises the Staff that it currently has no specific plans with respect to its use of the proceeds from this offering beyond those disclosed in “Use of Proceeds” and at this time has not allocated the net proceeds across the items cited in the Revised Draft Registration Statement. Consequently, the Company has revised the disclosure on pages 11 and 49 to clarify that it expects to use a portion of such proceeds to advance various of the strategic initiatives described in the “Business—Growth Strategy” section of the Revised Draft Registration Statement. The Company will further revise the disclosure in the Revised Draft Registration Statement should more specific determinations be made with respect to the use of proceeds from this offering prior to its completion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

9.              You state that your contracts are non-cancelable over the contract term. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings for your multi-year subscriptions are expected to have a significant impact on the variability or comparability of your revenues and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. In this regard, we note your disclosures indicating that the trend in subscription revenue as a percentage of total revenue is impacted by the timing of such revenue compared to that of your services. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that the Company will address the backlog comments in subsequent correspondence with the Staff and/or a subsequent amendment of the Draft Registration Statement. The Company further advises the Staff that the Company does not expect future billings of its multi-year subscriptions to have a significant impact on the Company’s revenues, statement of operations and key metrics given that the Company generally bills annually in advance based upon the subscription contract terms. Since the Company does not expect future billings to have a significant impact on the Company’s revenues, statement of operations and key metrics, the Company has not added further discussion of billings in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

5	January 24, 2018

10.       You state that your business will be harmed if your customers do not renew subscriptions and expand their use of your platform. You also indicate that there is a positive correlation between customers using Labs and the expansion of their PCF subscriptions. Please tell us whether any customer or revenue retention metrics are used by management in managing your business. Similarly, tell us whether any metrics are used to monitor the rate that Labs customers expand their PCF subscription, or the population of Lab users that could potentially subscribe to PCF. If material, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include additional disclosure addressing the Staff’s comment, including quantified disclosure of certain metrics, in a subsequent amendment to the Draft Registration Statement.

Our Sales and Customer Success Model, page 59

11.       Please describe for us your arrangements with Systems Integrators that implement PCF and provide Labs-like services and the independent software vendors that offer third-party services in the Pivotal Services Marketplace. Describe your role and responsibilities in such arrangements and whether you earn revenues or pay referral commissions.

Response: The Company respectfully advises the Staff that the Company maintains formal partner programs for Systems Integrators (SIs) that implement PCF and provide Labs-like services and independent software vendors (ISVs) that offer or intend to offer third-party services in the Marketplace. These programs have different purposes as described below, but are primarily intended to build an SI and ISV ecosystem around Pivotal subscriptions and strategic services. The Company’s SI partner program is designed to enable such partners to build expertise and practices focused on PCF. The Company may receive nominal program fees and can earn revenues from delivering education and training services to the SIs, and the Company does not currently otherwise earn revenues from, or pay referral commissions to, SIs for such offerings. The Company’s ISV partner program is designed to enable such partners to test, integrate and package ISV products that work with the Company’s products and are offered for distribution in the Marketplace. The Company may receive nominal program fees and does not currently earn revenues from, or pay referral commissions to, ISVs for such offerings.

Results of Operations

Comparison of Fiscal 2016 and Fiscal 2017

Revenue, page 64

12.       You disclose that the increase in subscription revenue was primarily due to the addition of subscription customers and increased sales to existing subscription customers, without providing an indication of the extent to which fluctuations in revenues are attributable to such factors. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosure throughout MD&A as applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

6	January 24, 2018

Response: The Company respectfully advises the Staff that the Company’s sales efforts are centered on “landing and expanding” customer subscriptions. The Company tracks total “Subscription Customers” to measure new customer growth and “Dollar-Based Net Expansion” to measure the revenue growth driven by existing customers. The Company defines Subscription Customers as organizations that have a subscription contract for the Company’s software resulting in a minimum of $50,000 of annual revenue. Subscription Customers are disclosed in the section, “Factors Affecting our Performance” and will be disclosed in the Company’s key metrics in a subsequent amendment to the Draft Registration Statement. “Dollar-Based Net Expansion” will also be disclosed in the Company’s key metrics, which the Company will include in a subsequent amendment to the Draft Registration Statement. The Company believes these metrics will provide an indication of the extent to which fluctuations are attributable to such factors.

13.       As a related matter, you state that the increase in services revenue was primarily due to increased demand for strategic services. Please revise to describe and quantify, if practicable, the significant factors contributing to the increase in services revenues, such as new customers, new service offerings, or additional services to existing customers.

Response: The Company respectfully advises the Staff that the increase in services revenues from fiscal 2016 to fiscal 2017 was primarily due to the net increase in the Company’s Subscription Customers from 175 to 270, which in turn drove increased demand for strategic services, including implementation, typically attached to new customer subscriptions. The Company has revised the disclosure on page 65 to address the Staff’s comment.

Business

Overview, page 75

14.       On pages 2, 6, 75 and 81, you reference that some of your customers have increased “developer productivity” by 50% or more. Please revise to clarify how you are measuring developer productivity.

Response: The Company respectfully advises the Staff that the Company and its customers generally measure developer productivity by the amount of time developers spend actually writing software code and/or their output as measured by release frequency of meaningful improvements to the software they are developing. PCF includes features designed to reduce the amount of repetitive work a developer would otherwise need to do when building and maintaining any application or the underlying platform. For example, platform services offered in PCF provide functionality such as logging and metrics, service discovery, auto-scaling and single-sign-on that no longer have to be re-written and maintained for each application separately. While each customer may have its own unique or specific considerations in evaluating the impact of the Company’s platform and process on its developers’ productivity, a structured platform such as PCF and a related process focused and designed to enable rapid iteration and evolution of software can make a significant impact. For example, a Fortune 100 Pivotal customer in the insurance segment has publicly stated that their developers have improved developer productivity from spending 20% of their day writing code to 80-90% after deploying PCF and working with the Company.

The Company has revised the disclosures on pages 2 and 76 to clarify the means by which developer productivity is assessed by the Company and its customers to address the Staff’s comment.

7	January 24, 2018

Other Data Products, page 88

15.       Please clarify how big data solutions, specifically the Greenplum Database, fit within your business strategy.

Response: The Company respectfully advises the Staff that its Greenplum Database product is called “Pivotal Greenplum.” The Company’s business strategy is to integrate PCF with a broad ecosystem of products that extends the platform and enables its customers to build and operate a wide variety of applications. The Company believes that big data and analytics more generally are necessary and integral components of many modern applications. To enable its customers to build data-driven applications more effectively, the Company’s strategy is to continue developing integrations between the Company’s products, including between Pivotal Greenplum and PCF, while also working to modernize Pivotal Greenplum to make it easier to deploy and operate on any cloud. The Company recently made Pivotal Greenplum available in the AWS and Microsoft Azure web services marketplaces. Some of the Company’s largest PCF customers also subscribe to Pivotal Greenplum, which they have deployed in mission critical systems. The Company’s Marketplace provides PCF customers access to a number of other partner products to support big data applications. The Company’s integrated approach simplifies its customers’ use of proven technologies in increasingly complex software architectures.

The Company has revised the disclosure on page 89 to clarify the strategic importance of Pivotal Greenplum and other proven first- and third-party technologies as the Company works toward making them integrated extensions to its leading cloud native platform.

Competition, page 90

16.       Please revise to provide a more detailed description of the alternative Cloud Foundry-based offerings, particularly how the PCF differs from competing Cloud Foundry-based alternatives.

Response: The Company respectfully advises the Staff that the Company has revised the disclosures on pages 19 and 91 to address the Staff’s comment.

Management, page 92

17.       Please clarify whether any of your board members were nominated or appointed through any investment agreement upon the sale of your preferred equity securities.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 96 to identify board members selected or nominated pursuant to its shareholders’ agreement.

Executive Compensation, page 100

18.       Please clarify whether you have any employment agreements with your named executive officers beyond the change in control severance agreements. We note for example, you reference a “patent bonus” in note (3) on page 10, but there is no patent bonus mentioned in any of your compensation plan disclosures. Refer to Items 402(q)(2) and 601(b)(10) of Regulation S-K for guidance.

Response: The Company respectfully advises the Staff that it does not have any employment agreements with its named executive officers beyond the change in control severance agreements. The patent bonus referenced in footnote (3) on page 101 was paid pursuant to the Company’s patent award program open to all employees and was not made pursuant to any employment agreement.

8	January 24, 2018

19.       Please file your Fiscal 2018 Bonus Plan described on page 101 as an exhibit under Item 601(b)(10) or advise why you believe it is not a material agreement.

Response: The Company advises the Staff that the Company will file a description of its Executive Bonus Plan in a subsequent amendment of the Draft Registration Statement. The Company has revised the Exhibit Index to the Revised Draft Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 105

20.       Please advise us whether your tax sharing agreement with Dell Technologies, DellEMC and their respective affiliates and your administrative services agreements with DellEMC should be filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition to any quantitative analysis, please address the significance of the indemnification provisions and restrictions on certain issuances of your capital stock as it relates to your tax sharing agreement.

Response: The Company respectfully advises the Staff that (i) the Company will file its tax sharing agreement with Dell Technologies, DellEMC and their respective affiliates as an exhibit pursuant to Item 601(b)(10) of Regulation S-K in a subsequent amendment of the Draft Registration Statement and has revised the Exhibit Index to the Revised Draft Registration Statement accordingly and (ii) the Company will file its administrative services agreements with DellEMC as exhibits pursuant to Item 601(b)(10) of Regulation S-K and will revise the Exhibit Index in a subsequent amendment of the Draft Registration Statement.

21.       On page 37 of your risk factors section, you reference that you have intellectual property agreements with DellEMC and VMware that allows these related parties to use your existing source code and certain updates to continue producing their products and services, which also may compete with your products. Please advise if any products of DellEMC or VMware use any intellectual property under these intellectual property agreements to compete with your products to the extent it materially affects your results of operations. Further, please advise us whether such intellectual property agreements are material under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that none of the products of DellEMC or VMware use any of the Company’s intellectual property under these intellectual property agreements to compete with the Company’s products in a way that materially affects the Company’s results of operations. The Company has determined that these intellectual property agreements are not material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Basis of Presentation, page F-8

22.       You disclose that your results of operations and financial position are consolidated with Dell Technologies’ financial statements. Please state whether you believe your historical financial statements purport to reflect what the results of operations, financial position, equity or cash flows would have been if the company had operated as a stand-alone company.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page F-8 to address the Staff’s comment.

9	January 24, 2018

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

2) Identify the performance obligations in the contract, page F-10

23.       You state your subscription performance obligations consist of licenses, PCS, and rights to continued delivery of unspecified upgrades, major releases and patches. Please provide us with your analysis as to how you determined it was appropriate to combine these promises into one performance obligation, with reference to ASC 606-10-25-19 through 25-21.

Response: The Company respectfully advises the Staff that our analysis of ASC 606 determined that our software subscription offering comprised multiple performance obligations that met the criteria in ASC 606-10-25-19 of distinct performance obligations. In the application of ASC 606-10-25-16A, the standalone selling price allocated to the upfront license was determined to be nominal, in the context of the contract with the customer and the overall value delivered over the subscription term. The license portion of the software subscription is never sold separately from the related PCS. The license portion of the software subscription is primarily comprised of open source software code. Our PCS and rights to continued delivery of unspecified upgrades, major releases and patches provide ongoing value to the customer throughout the subscription term due to the continuous delivery thereof.

Variable Consideration, page F-13

24.       You state that you do not offer refunds, rebates, credits or other forms of variable consideration; however, you also indicate that the transaction price includes estimates of variable consideration. Please clarify the nature of the variable consideration included in your contracts. Refer to ASC 606-10-32-5 through 32-7 and ASC 606-10-50-20.

Response: The Company respectfully advises the Staff that, the Company has revised the disclosure on pages 70, F-12 and F-13 to address the Staff’s comment and clarify the disclosure regarding variable consideration. The Company will continue to monitor the use of variable consideration and potential implications to arrangements with its customers.

Costs to Obtain and Fulfill a Contract, page F-14

25.       You disclose that deferred commissions paid upon the acquisition of an initial contract and any subsequent renewals are amortized over an estimated period of benefit based upon the weighted-average term of contracts and related product and service delivery periods. Please explain further what you mean by the “weighted average term of contracts and related product and service delivery periods.” In addition, please clarify how you are accounting for commissions paid on renewals. Refer to ASC 340-40-50-2.

10	January 24, 2018

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page F-14 to describe that the amortization period is based on the contract and delivery term of transactions and to clarify the accounting treatment for commissions paid on renewals. The Company also advises the Staff that the amortization period for subscription contracts sold is determined based on the contract term of subscription contracts sold in the period. The Company believes that this amortization fairly matches the pattern of revenue recognition and the period over which the benefit of the commission paid is obtained. With respect to services, the Company amortizes the commission over the delivery period. Commissions paid for renewals are accounted for in the same manner as commissions paid on new customers or expansion deals as all commission rates in the years presented are commensurate within a given year.

Intangible Assets and Goodwill, page F-16

26.       You disclose that in conjunction with your formation, DellEMC and VMware contributed approximately $635 million of goodwill that represented the carrying values of the underlying contributed businesses. Please describe for us how you determined the amount of goodwill attributable to the company’s formation.

Response: The Company respectfully advises the Staff that, in determining the amount of goodwill attributable to the Company upon formation, the Company considered ASC 805, Business Combinations. Specifically, the Company referred to ASC 805-50-30-5 which states, “When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” The $635 million of goodwill represents the specific historical carrying value of goodwill associated with the legacy assets and acquisitions contributed to the Company upon its formation.

Note 14. Related Party Transactions

DellEMC and VMware Transition Services and Employee Matters Agreements, page F-34

27.       Please revise to further explain how you allocate expenses that are not charged to the company based on direct usage. Disclose management’s assertion that the methods used are reasonable in reflecting the utilization of services provided to, or the benefit received by, the company during the periods presented. If the costs are not indicative of what you would have incurred as a stand-alone company, please provide an estimate, if practicable, of what the expenses would have been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Refer to Question 2 of SAB Topic 1.B.1.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page F-34 to clarify that when direct usage is not available, the primary allocation methodology used is driven by headcount. The Company believes that these allocations are fair representations of the costs that the Company would otherwise incur.

The Company considered the guidance within Question 2 of SAB Topic 1.B1 and respectfully advises the Staff that the Company does not believe that disclosure of management’s estimate of stand-alone basis expenses for the Company is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions. To address the concerns raised by the Staff, however, the Company has revised the disclosure on page F-34 to refer to such assumptions.

11	January 24, 2018

Note 9. Income Taxes, page F-23

28.       Please revise to describe the joint and several liabilities that you remain subject to for the periods in which you were a member of Dell Technologies’ group return as disclosed on page 40.

Response: The Company respectfully advises the Staff that the Company has revised page F-26 to address the Staff’s comment.

Note 16. Segment and Geographic Information

29.       You state on page 59 that you count U.S. government departments and major agencies as unique subscription customers. Please tell us whether you consider the U.S. government as a single customer when determining that no individual customer represented more than 10% of your revenue. Refer to ASC 280-10-50-42.

Response: While the Company counts U.S. government departments and major agencies as separate customers, the Company respectfully advises the Staff that the Company’s aggregate revenue from all such departments and agencies is less than 10% of the Company’s total revenue in each of fiscal 2016 and fiscal 2017.

Note 17. Subsequent Events, page F-36

30.       Please provide us with a breakdown of all stock options granted to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide, under separate cover, such information, when available.

Other

31.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing, under separate cover, copies of all written communications that the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

12	January 24, 2018

32.       If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: The Company acknowledges the Staff’s comment and confirms that it plans to use cover art in the prospectus. The Company will supplementally provide, under separate cover, copies of any such materials and any support for any claims contained therein, when available.

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13	January 24, 2018

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Jahnavi Pendharkar at (650) 752-2036 or jahnavi.pendharkar@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:	Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP
Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.
Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Via EDGAR and courier.